

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2018

Frank C. Wilcox
Chief Financial Officer
Universal Insurance Holdings, Inc.
1110 W. Commercial Blvd.
Fort Lauderdale, Florida 33309

  **Re: Universal Insurance Holdings, Inc.**
    **Form 10-K for the Fiscal Year Ended December 31, 2016**
    **Filed February 24, 2017**
    **File No. 001-33251**

Dear Mr. Wilcox:

  We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                Division of Corporation Finance
                Office of Healthcare & Insurance